Exhibit 1.5

Shareholders of

SULLIDEN EXPLORATION INC.

This is an announcement only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Sulliden Exploration Inc. The Offer is made solely by the Offer and Circular of Century Mining Corporation dated November 28 and the Letter of Transmittal and the Notice of Guaranteed Delivery for use in connection with the Offer (collectively, the “Offer Documents”) filed today with the securities regulatory authorities in certain of the provinces and territories of Canada and which are available through the Internet at www.sedar.com. The Offer is not being made to nor will deposits be accepted from, or on behalf of, holders of Sulliden Exploration Inc. in any jurisdiction where the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the sole discretion of the Offeror, take such action as the Offeror may deem necessary to extend the Offer to holders of Sulliden Exploration Inc. common shares in such jurisdiction.

OFFER TO PURCHASE

all of the outstanding common shares of

SULLIDEN EXPLORATION INC.

Century Mining Corporation (the “Offeror”) has made an offer dated November 28, 2007 to purchase all of the outstanding common shares (the “Sulliden Shares”) of Sulliden Exploration Inc. (“Sulliden”) on the basis of 0.72 of a share of the Offer for each Sulliden Share. The Offer is open for acceptance until 5:00 pm (Toronto Time) on January 30, 2008, unless withdrawn or extended (the “Expiry Time”).

Century’s Offer is conditional upon, amount other things: (a) there being validly deposited under the Offer and non-withdrawn at or before the Expiry Time such number of Sulliden Shares which, together with any Sulliden Shares owned, directly or indirectly by the Offeror constitutes at least 50% plus one of the Sulliden Shares outstanding; and the receipt; and (b) the receipt of regulatory, stock exchange and third party approvals on terms satisfactory to the Offeror. The conditions of the Offer are described in Section 2 of the Offer, “Conditions of the Offer”.

The Sulliden Shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “SUE”. The Century Shares are listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol “CMM”. On October 3, 2007, the last trading day prior to the Offeror’s announcement of its intention to make the Offer, the closing price on the TSX-V of the Century Shares was Cdn.$0.54 and the closing price on the TSX of the Sulliden Shares was Cdn.$0.305. Based on such closing prices, the Offer represents a premium of approximately 27%. The volume-weighted average trading prices of the Century Shares on the TSX-V and of the Sulliden Shares on the TSX, for the 20 trading days ended October 3, 2007, was Cdn.$0.586 and Cdn.$0.28, respectively. Based on such volume-weighted average trading prices, the Offer represents a premium of approximately 51%.

Questions and requests:	Depositary for the Offer:	Dealer Manager for the Offer:
may be directed to:	COMPUTERSHARE	M PARTNERS, INC
GEORGESON	INVESTOR SERVICES	100 Yonge Street
100 University Ave	100 University Ave., 9th F	Scotia Plaza, Suite 1000
11th Floor, S. Tower	North Tower	Toronto, Ontario M5C 2W1
Toronto, ON M5J 2Y1	Toronto, N M5J 2Y1	Phone: +1-416-603-4343
1-888-605-8404	1-800-564-6253	Fax: +1-416-603-8608
Overseas: 1-416-862-7498	Overseas: 1-514-982-7555	rkeast@mpartners.ca

WWW.CENTURYMINING.COM